Exhibit 99.1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:
Camellia So	Eddie Heng
Tel: (852) 2555-5023	Tel: (65) 6547-2850
e-mail: cso@globalsources.com	e-mail: eheng@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:
James W.W. Strachan	Kirsten Chapman & Moriah Shilton
Tel: (1 602) 978-7504	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail:kirsten@lhai-sf.com

Global Sources: Annual General Meeting Notice, Proxy Materials and 2005
Annual Report, Available on Corporate Website

NEW YORK, April 10, 2006 – Global Sources Ltd. (NASDAQ: GSOL) has mailed to shareholders its Notice of Annual General Meeting of Shareholders to be held on May 8, 2006 at The Four Seasons Hotel Hong Kong (“AGM”), together with the Proxy Statement and Proxy Card for the AGM and its Annual Report for the financial year 2005.

These documents are available for viewing on Global Sources’ corporate website at www.investor.globalsources.com .

About Global Sources

Global Sources is a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. It provides sourcing information to volume buyers and integrated marketing services to suppliers.

The company helps its community of more than 479,000 active buyers to source more profitably from complex, overseas supply markets. With the goal of providing as many effective ways as possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. Suppliers using its four primary channels – online marketplaces,

magazines, trade shows and direct online sales – are supported by its advertising creative, education programs and online content management applications.

Global Sources delivers information on 1.4 million products and more than 130,000 suppliers annually through 10 leading online marketplaces and monthly magazines, more than 100 sourcing research reports, and 14 China Sourcing Fairs and other trade shows. Buyers send more than 5.8 million inquiries annually to suppliers through Global Sources Online (www.globalsources.com) alone. Global Sources Direct is the company's new initiative that helps suppliers sell online.

In mainland China, Global Sources has a 25-year track record and 1,400 team members in 44 locations. Its services are backed by 35 years experience as a trade magazine publisher, 14 years as an organizer of trade shows, and 10 years as an online marketplace operator.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.